Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE
Seattle, Washington 98105

Telephone: +1 (206) 522-2256

E-mail: tpuzzo@msn.com

April 23, 2018

VIA EDGAR

Jeffrey Gabor

Office of Healthcare & Insurance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:         GridIron BioNutrients, Inc. (f/k/a My Cloudz, Inc.)

Current Report on Form 8-K/A

Filed March 1, 2018

File No. 000-55852

Dear Mr. Gabor:

We respectfully hereby submit the information in this letter, on behalf of our client, My Cloudz, Inc., a Nevada corporation (the “Company”), in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 16, 2018.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.

Current Report on Form 8-K/A Filed March 1, 2018

General

1. We note your December 14, 2017 press release indicates that customers can now purchase products through your website using Bitcoin. Please provide the following additional information with a view toward disclosure:

• Tell us whether you intend to hold Bitcoin or monetize it at the time of sale.

• Tell us what consideration you gave to including a risk factor discussing the impact of holding such assets and/or accepting this form of payment.

• Tell us what consideration you gave to including a risk factor discussing the volatility of the Bitcoin, liquidity issues and the impact holding such assets may have on your balance sheet, statement of operations and statement of cash flows.

• Tell us whether you intend to use a specific exchange to convert your Bitcoin into US dollars or other fiat currency.

• Tell us what about any security concerns or other limitations associated with any particular exchange you intend to use.

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Response:  The Company has elected to not accept bitcoin as payment. Accordingly the Company has removed its December 14, 2017, press release from its website and will not revise its Form 8-K in response to this comment.

Please contact the undersigned with any questions or comments.

Sincerely,

LAW OFFICES OF THOMAS E. PUZZO, PLLC

/s/ Thomas E. Puzzo

Thomas E. Puzzo

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